FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2015

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

São Paulo, Brazil, July 13, 2015 - GPA [BM&FBOVESPA: PCAR4 (PN); NYSE: CBD] and Via Varejo S.A. [BM&FBOVESPA: VVAR3 and VVAR11] announce their sales performance in the 2nd quarter of 2015. All comparisons are with the same period in 2014, except where stated otherwise.

Sales Performance 2Q15

- Net sales totaled R$16.1 billion, up 6.0%, or 6.6% adjusted for the calendar effect. Food segment grew 7.6%(1) and Non-Food segment grew 5.3%;

- Food Business (Multivarejo + Assaí): net same-store sales grew 3.0%, similar to in 1Q15,  despite the 2Q14 strong comparison base and deterioration of the macro scenario;

- Important recovery of customer traffic at Multivarejo compared to previous quarters, mainly due to efforts to drive  competitiveness and store refurbishments;

- 24 refurbished Extra stores showed first signs of recovery in same-store sales and are being monitored to evaluate the roll out of the concept;

- Assaí recorded significant sales growth of 25.7%(1), with same-store-sales outperforming inflation, and gained market share;

- Cnova registered 122.0% sales growth. Click & Collect with 20,534 pick-up points around the world, more than 400 added in Brazil in 2015;

- Via Varejo continued to gain market share(2) in the specialized segment;

- Inauguration of 50 new stores in the quarter, for a total of 70 new stores in the 1st half of 2015.

Net Revenue		2Q15 x 2Q14			1Q15 x 1Q14
(R$ million)	2Q15	Δ	Δ(1)	1Q15	Δ	Δ (1)
Consolidated (3)	16,108	6.0%	6.6%	17,237	14.8%	14.5%
Food Businesses	8,953	6.4%	7.6%	8,916	8.0%	7.4%
Multivarejo (4)	6,508	0.7%	2.1%	6,605	2.8%	1.9%
Assaí	2,445	25.6%	25.7%	2,312	26.3%	26.6%
Non-Food Businesses	7,172	5.3%	5.3%	8,338	23.5%	23.5%
Cnova (5)	2,848	122.0%	122.0%	2,950	125.6%	125.6%
Via Varejo (6)	4,324	-21.7%	-21.7%	5,388	-1.0%	-1.0%

Δ Net 'Same-Store' Sales
	2Q15(1)	1Q15(1)
Consolidated (3)	-2.9%	3.7%
Multivarejo + Assaí	3.0%	3.1%
Cnova (5)	24.7%	19.5%
Via Varejo (6)	-23.5%	-2.3%

(1) Adjusted for the calendar effect except for Via Varejo and Cnova.; (2) January to May data; (3) Excludes revenue from intercompany transactions; (4) Extra and Pão de Açúcar banners. Includes revenue from the leasing of commercial centers. Prior periods were reclassified for comparability purposes; (5) Cnova: Cnova Brasil + Cdiscount Group. Includes revenue from commissions in the marketplace, not considering merchandise volume; (6) Includes revenue from intercompany transactions. Excluding the closure of stores to comply with the decision by Brazil’s antitrust agency CADE, the decrease would have been 20.9% in the quarter.

Sales Performance – Consolidated

✓      Consolidated net sales in the quarter totaled R$ 16.1 billion, growing 6.0% in the period and 6.6% adjusted for the calendar effect. Sales performance in the quarter was negatively affected by the effects of the comparison base: i) the World Cup, which was held during the same period in 2014; and ii) Easter, which concentrated a portion of sales in 1Q15, whereas sales were entirely concentrated in 2Q14 last year. Moreover, the more cautious approach to consumption on account of the macroeconomic environment affected performance in the quarter.

✓      Net sales grew 7.6% in the food segment (Multivarejo + Assaí), after adjusting for the calendar effect, and 5.3% in the non-food segment (Via Varejo + Cnova). Assaí and Cnova registered notable growth of 25.7% and 122.0%, respectively.

✓      The Company continued its organic expansion with the inauguration of 50 new stores in the quarter, of which 32 were Multivarejo stores (24 Minimercado Extra, 7 Minuto Pão de Açúcar and 1 Extra Supermercado) and 18 were Casas Bahia stores. A total of 236 stores were opened in the last 12 months.

Food Business (Multivarejo + Assaí)

✓    The Food segment registered net sales of R$ 9.0 billion in the quarter, driven mainly by the opening of 141 stores in the last 12 months, which included 120 convenience stores (95 Minimercado Extra and 25 Minuto Pão de Açúcar), 7 Pão de Açúcar, 4 Extra Supermercado, 9 Assaí stores and 1 drugstore;

✓     Same-store sales in the Food segment, after adjusting for the calendar effect, increased 3.0%, similar to 1Q15 growth of 3.1%, despite the 2Q14 strong comparison base;

✓     Notably, the food category maintained growth in 1Q15 and 2Q15, of approximately 4.0%, after adjusting for the calendar effect. This growth is the result of solid performance by Assaí and the continued trend of recovery in customer traffic and volumes at Multivarejo, reflecting its competitiveness and the right commercial strategies adopted since 3Q14, especially in the  Extra banner;

✓    In addition, 24 Extra stores (2 supermarkets and 22 hypermarkets) were renovated in the quarter, which were fully refurbished to offer a new concept that involves revised layout, assortment and customer service. The stores that underwent modernization showed the first signs of recovery in same-store sales, and are being monitored to evaluate the roll out of the concept.

✓    Assaí once again registered strong growth in net sales, of 25.7%, driven mainly by same-store sales which outperformed inflation and by the nine new stores opened in the last 12 months. Additionally, 7 new stores are under construction to be opened in 2H15.

Via Varejo

✓    Net sales totaled R$ 4.3 billion, down 21.7% from 2Q14. Discarding the effect of 46 stores closings since 2Q14 to comply with CADE, the decline would be 20.9%. Same-store sales decreased 23.5%. In 2Q15, 18 Casas Bahia stores were opened, bringing the total store openings to 21 in the year, 97 in the last 12 months and 110 since 1Q14;

✓    Television sales decreased 56.6% from 2Q14, accounting for approximately 100 bps of total sales decline in 2Q15, due mainly to the strong television sales in the Soccer World Cup in 2Q14;

✓    In this macro scenario of a sharp decline in consumption, as reflected in the Monthly Sales Survey (PMC) conducted by IBGE, Via Varejo gained market share in the period from January to May 2015;

✓    Additional measures were implemented in 2Q15 to adapt the cost structure, covering all operations and administrative areas, to mitigate the effects of inflation on fixed costs and for a lower dilution of expenses;

✓    Strategic projects roll-out were accelerated, such as ‘Crescer Mais’, which consists of the following:

a)     Renovation of the furniture category – Redesigning the visual merchandising and renewing the product line, implemented in 30 stores. The results of the pilot project point to growth of 17 p.p. above the average growth of non-renovated stores in 2Q15. Furniture is the highest gross margin category for Via Varejo;

b)      Renovation of the telephone categories - complete revamp of the buying experience for customers, with better service and options to try out products, implemented in 45 stores. The results of the pilot for store-in-store concept point to growth of 23 p.p. above the average growth of non-renovated stores in 2Q15;

Cnova

The following comments are part of the Cnova sales release published on July 10, 2015.

			Change
	2Q15	2Q14	Reported	Currency Neutral (7)
GMV (8) (€ millions)	1,154.1	967.8	19.2%	25.8%
Cdiscount (€ millions)	582.3	466.4	24.9%
Cnova Brazil (€ millions)	571.7	501.4	14.0%	26.7%
Cnova Brazil (R$ millions)	1,945.5	1,536.1	26.7%
Marketplace share of GMV(9)	18.9%	10.8%	+813 bps
Cdiscount	28.4%	18.5%	+991 bps
Cnova Brazil	8.9%	3.3%	+563 bps
Net sales (€ millions)	836.7	755.9	10.7%	17.5%
Cdiscount (€ millions)	373.2	328.1	13.7%
Cnova Brazil (€ millions)	463.5	427.8	8.4%	20.5%
Cnova Brazil (R$ millions)	1,577.4	1,309.5	20.5%
Traffic (visits in millions)	396	285.2	38.9%
Cdiscount (visits in millions)	184.1	125.2	47.0%
Cnova Brazil (visits in millions)	211.9	160	32.5%
Mobile device share of traffic	36.9%	24.7%	+1,212 bps
Cdiscount	46.9%	35.2%	+1,169 bps
Cnova Brazil	28.2%	16.6%	+1,160 bps
Click-&-Collect pick-up points	20,493	16,868	21.5%
Active customers (10) (millions)	15.0	12.3	22.8%
Number of items sold (millions)	14.7	11.6	26.3%
Orders (11) (millions)	8.8	6.9	27.3%

(7) Euro/Brazilian real average exchange rate for the 2nd quarter: 2014 = 3.06; 2015 = 3.40. (8) Gross Merchandise Volume (GMV) = product sales + other revenues + marketplace business volumes (calculated based on approved and sent orders) + taxes. (9) Includes marketplace share of www.cdiscount.com in France as well as extra.com.br, pontofrio.com, casasbahia.com.br and cdiscount.com.br in Brazil. (10) Active customers at the end of June having purchased at least once through our sites during the last 12 months. (11) Total placed orders before cancellation due to fraud detection and/or customer non-payment.

✓ GMV amounted to €1,154 million for the quarter, increasing 25.8% on a currency neutral basis compared to the same period one year ago. After taking into account the exchange rate impact of (6.5)%, GMV grew by 19.2%. At Cdiscount, total GMV was up 24.9%, while at Cnova Brazil it increased by 26.7% on a currency neutral basis.

o    Marketplace GMV as a percentage of total GMV reached 18.9%, up 813 basis points compared to the 2nd quarter of 2014. During the twelve month period ending June 30, 2015, active marketplace sellers increased by +117.6% to almost 10,000 while the number of marketplace product offerings expanded from 9.9 million to 20.1 million (+103.6%).

✓       Net sales totaled €837 million, up 17.5% on a currency neutral basis compared to the 2nd quarter of 2014. The growth rate was 10.7% after taking into account the negative exchange rate impact of (6.8)%.

o   Net sales at Cdiscount were up 13.7% on a high comparison basis and benefitted from new international operations (+2.7%). Direct sales in the home furniture, household appliance and smartphone categories (approximately 60% of direct sales) contributed double-digit growth in the quarter. Audiovisual net sales were soft compared to the 2nd quarter of 2014. Marketplace revenue increased +112.2%, while advertising sales were up 39.2%. Net sales from international operations were driven primarily by activity in Colombia, Thailand and Vietnam.

o    Net sales at Cnova Brazil increased by 20.5% (in local currency) in a deteriorating Brazilian macroeconomic environment. A good level of direct sales of smartphones, home appliances and PC’s was partially offset by flat television sales. Mobile sales benefitted from a successful re-launch of Casas Bahia mobile site.

✓    Traffic was up close to 39% compared to the same period one year ago. This was due primarily to:

o  Cnova’s price positioning in its markets,

o   the growing success of the Click-&-Collect (C&C) delivery option,

o   the “preferred customer” service in France, Cdiscount à volonté,

o   the search engine optimization (SEO) of Cnova’s websites, and

o   the strong growth of visits coming from mobile devices, which more than doubled year-over-year and now represents 36.9% of total traffic.

✓      More than 3,600 Click-&-Collect pick-up points were added to Cnova’s delivery network over the 12 month period beginning July 1, 2014. Cnova continues to leverage the store location footprint of its parent companies (which are part of Groupe Casino) as customers have shown they prefer the cost savings and rapid delivery of this option:

o    more than 65% of orders at Cdiscount in France are delivered via C&C,

o   the fast-track roll-out in Brazil that started at the end of 2014 has resulted in the establishment of more than 400 pick-up points since the beginning of 2015,

o   at the end of June 2015, Thailand had 457 pick-up points while Colombia had 266.

✓      Thanks to warehouse expansion investment made during the first six months of 2015, the following heavy product (weighing more than 30 kg) delivery enhancements are scheduled to be rolled-out during the fall of 2015:

o   Same-day home delivery in metropolitan Paris and Lyon.

o   Next-day delivery to all C&C pick-up points in metropolitan areas of Paris, Lyon, Lille and Marseille.

✓      Active customers and number of items sold increased by 22.8% and 26.3%, respectively, and are strongly correlated with the growth in marketplace GMV.

Investor Relations Contacts

GPA Tel.: +55 11 3886 0421 Fax: +55 11 3884 2677 gpa.ri@gpabr.com www.gpari.com.br	Via Varejo Tel.: +55 11 4225 8668 Fax: +55 11 4225 9596 ri@viavarejo.com.br www.viavarejo.com.br/ri	Cnova Tel.: +31 20 795 06 71 investor@cnova.com www.cnova.com

The information herein is preliminary, unaudited and subject to review. The information was determined based on consolidated figures and denominated in Brazilian reais, in accordance with Brazilian Corporation Law. Change and growth variations are in comparison with the same period of the previous year, except where stated otherwise.

The basis for calculating same-store sales is defined by the sales registered in stores open for at least 12 consecutive months and not closed for 7 or more consecutive days in the period. Acquisitions in their first 12 months of operation are not included in the same-store calculation base.

About GPA: GPA is Brazil’s largest retailer, with a distribution network comprising over 2,000 points of sale as well as electronic channels. Established in 1948 in São Paulo, it maintains a head office in the city and operations in 19 Brazilian states and the Federal District of Brasília. With a strategy of focusing its decisions on the customer and better serving them based on their consumer profile in the wide variety of shopping experiences it offers, GPA adopts a multi-business and multi-channel platform with brick-and-mortar stores and e-commerce operations divided into five business units: Multivarejo, which operates the supermarket, hypermarket and neighborhood store formats, as well as fuel stations and drugstores, under the Pão de Açúcar and Extra banners; Assaí, which operates in the self-service wholesale store segment; Via Varejo, with brick-and-mortar electronics and home appliance stores under the Casas Bahia and Pontofrio banners; GPA Malls, which is responsible for managing the real estate assets, expansion projects and new store openings, and the e-commerce segment Cnova, which comprises the operations of Cnova Brasil, Cdiscount in France and their international websites.

Disclaimer: Statements contained in this release relating to the business outlook of the Company, projections of operating/financial results, the growth potential of the Company and the market and macroeconomic estimates are mere forecasts and were based on the beliefs, plans and expectations of Management in relation to the Company’s future. These expectations are highly dependent on changes in the market, Brazil’s general economic performance, the industry and international markets, and are thus subject to change.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: July 13, 2015	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.